(Celgene Corporation letterhead)

Via Edgar

May 5, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Celgene Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 11, 2016

File Number 001-34912

Dear Mr. Rosenberg:

This letter reflects the responses of Celgene Corporation (“Celgene”) to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to Mr. Peter N. Kellogg, Executive Vice President and Chief Financial Officer of Celgene, dated April 21, 2016 (the “Comment Letter”) relating to Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”).  We have reproduced the Staff’s comments, which are numbered to correspond to the comment numbers in the Comment Letter, and we have responded below each comment.

SEC Comment:

Item 1A. Risk Factors

We are dependent on the continued commercial success of our primary products…, page 18

1.                                      We note your disclosure on page 35 that sales of REVLIMID represented over 63% of your total revenues in 2015. In future filings, please expand this risk factor to highlight the concentration of your revenues attributable to REVLIMID. Alternatively, tell us why you believe such disclosure is not warranted.

Celgene Corporation Response:

We have enhanced our disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the Securities Exchange Commission on May 3, 2016 (“Q1 Form 10-Q”) by adding additional information to highlight REVLIMID’s current and anticipated commercial contribution.

The following additional disclosure shown in underlined bold face type has been included in the Risk Factors included in our Q1 Form 10-Q:

We are dependent on the continued commercial success of our primary products, REVLIMID®, POMALYST®/IMNOVID®, ABRAXANE®, OTEZLA®, VIDAZA® and THALOMID®.

Our business is largely dependent on the commercial success of REVLIMID®, POMALYST®/IMNOVID®, ABRAXANE®, OTEZLA®, VIDAZA® and THALOMID®. REVLIMID® currently accounts for over half of our total revenue. As new products, such as POMALYST®/IMNOVID® and OTEZLA®, have obtained regulatory approval and gained market acceptance, our dependence on REVLIMID® has decreased, a trend that we expect to continue. A significant decline in REVLIMID® net revenue, in the absence of offsetting increases in revenue from our other marketed products, would have a material adverse effect on our results of operations and financial condition. The success of these products depends on acceptance by regulators, key opinion leaders, physicians, and patients as effective drugs with certain advantages over other therapies. A number of factors, as discussed in greater detail below, may adversely impact the degree of acceptance of these products, including their efficacy, safety, price and benefits over competing products, as well as the reimbursement policies of third-party payers, such as government and private insurance plans.

SEC Comment:

Notes to Consolidated Financial Statements

Note 4: Financial Instruments and Fair Value Measurement, page 79

2.                                      Please tell us the unobservable inputs used to fair value your contingent consideration obligation and provide us the quantified information about these inputs as stipulated in ASC 820-10-50-2bbb. Separately tell us your consideration for disclosing this information in your filing.

Celgene Corporation Response:

We acknowledge your comment related to ASC 820-10-50-2bbb. Our past practice has been to qualitatively describe the probability, timing and discount rates used in calculating the fair value of contingent consideration in the acquisition note for each respective acquisition. We have enhanced our disclosure in our Q1 Form 10-Q by adding additional qualitative discussion and quantified information regarding the unobservable inputs used to fair value our contingent consideration obligations.

The following additional disclosure shown in underlined bold face type has been included in Note 6 Financial Instruments and Fair Value Measurement included in our Q1 Form 10-Q:

•                  Level 3 inputs utilize unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. We do not have any Level 3 assets. Our Level 3 liabilities consist of contingent consideration related to undeveloped product rights and technology platforms resulting from the acquisitions of Gloucester Pharmaceuticals, Inc. (Gloucester), Nogra Pharma Limited (Nogra), Avila Therapeutics, Inc. (Avila) and Quanticel.

Our contingent consideration obligations are recorded at their estimated fair values and we revalue these obligations each reporting period until the related contingencies are resolved. The fair value measurements are estimated using probability-weighted discounted cash flow approaches that are based on significant unobservable inputs related to product candidates acquired in business combinations and are reviewed quarterly. These inputs include, as applicable, estimated probabilities and timing of achieving specified development and regulatory milestones, estimated annual sales and the discount rate used to calculate the present value of estimated future payments. Significant changes which increase or decrease the probabilities of achieving the related development and regulatory events, shorten or lengthen the time required to achieve such events, or increase or decrease estimated annual sales would result in corresponding increases or decreases in the fair values of these obligations. Changes in the fair value of contingent consideration obligations are recognized in Acquisition related charges and restructuring, net in the Consolidated Statements of Income. The fair value of our contingent consideration as of March 31, 2016 and December 31, 2015 was calculated using the following significant unobservable inputs:

Ranges (weighted average) utilized as of:
Inputs	March 31, 2016	December 31, 2015
Discount rate	0.8% to 12.0% (8.8%)	0.8% to 12.0% (8.8%)
Probability of payment	3% to 95% (54%)	0% to 95% (53%)
Projected year of payment for development and regulatory milestones	2016 to 2029 (2019)	2016 to 2029 (2019)
Projected year of payment for sales-based milestones and other amounts calculated as a percentage of annual sales	2019 to 2033 (2024)	2019 to 2033 (2024)

The maximum remaining potential payments related to the contingent consideration from the acquisitions of Gloucester, Avila and Quanticel are estimated to be $120.0 million, $475.0 million and $385.0 million respectively, and $1.865 billion plus other amounts calculated as a percentage of annual sales pursuant to the license agreement with Nogra.

SEC Comment:

Note 18: Commitments and Contingencies

Legal Proceedings

Other Proceedings, page 113

3.                                      You disclose many proceedings in this section where you disclose your intent to vigorously defend your case without providing any indication of the potential financial impact. For each matter in this section, please tell us why you have not disclosed the reasonably possible loss or range of reasonably possible loss in excess of the amounts accrued as required by ASC 450-20-50-3 and 50-4. If you cannot reasonably estimate the possible loss or range of possible loss, tell us why not for each matter and represent to us that you will specifically indicate this inability in future disclosures as required by ASC 450-20-50-4b.

Celgene Corporation Response:

With respect to the Other Proceedings contained in Note 18 of Notes to Consolidated Financial Statements in our 2015 Form 10-K, we advise as follows:

A.            The Delaware Chancery Court derivative case alleging that certain equity grants made to non-employee directors were excessive was settled and the terms of the settlement were disclosed in our 2015 Form 10-K. As such, this matter has been omitted from our Q1 Form 10-Q.

B.            With regard to the other matters referenced in Other Proceedings in Note 18 of the 2015 Form 10-K, we have identified below in underlined bold face type the changes that have been made in Note 16 of the Q1 Form 10-Q in response to the Staff’s comment and attach as Exhibit A a cumulative blacklined excerpt of Note 16 of our Q1 Form 10-Q reflecting changes from the 2015 Form 10-K. We have numbered each matter for ease of reference. With respect to matters 2, 4, 5, 7 and 8 of Exhibit A, we believe that the outcome of these proceedings will not have a material adverse effect on our financial condition or results of operations and accordingly, no additional disclosure has been added in this regard.

1.              FTC Civil Investigative Demand: As previously disclosed, this matter relates to an information request from the FTC to enable the FTC to evaluate if Celgene may have engaged in unfair methods of competition. We are cooperating with both the FTC and the State of Connecticut inquiries, but no formal proceedings have as yet been commenced. Accordingly, we do not believe that additional disclosure or assessment of range of reasonably possible loss is appropriate at this time.

3.              Brown Litigation: This matter commenced as a civil investigation related to alleged state and federal false claims act violations. As previously disclosed in our public filings, in February 2014, the Department of Justice declined to intervene in the three civil proceedings unsealed, two of which were voluntarily dismissed by the plaintiffs. With respect to the remaining action, we have enhanced our disclosure in the Q1 Form 10-Q as follows in response to the Staff’s comment:

In 2011, the United States Attorney’s Office for the Central District of California informed us that they were investigating possible off-label marketing and improper payments to physicians in connection with the sales of THALOMID® and REVLIMID®. In 2012, we learned that two other United States Attorneys’ offices (the Northern District of Alabama and the Eastern District of Texas) and various state Attorneys General were conducting related investigations. In February 2014, three civil qui tam actions related to those investigations brought by three former Celgene employees on behalf of the federal and various state governments under the federal false claims act and similar state laws were unsealed after the United States Department of Justice (DOJ) declined to intervene in any of these actions. The DOJ retains the right to intervene in these actions at any time. Additionally, while several states have similarly declined to intervene in some of these actions, they also retain the right to intervene in the future. The plaintiffs in the Northern District of Alabama and Eastern District of Texas actions have voluntarily dismissed their cases. On April 25, 2014, we filed a motion to dismiss the complaint in the remaining (Central District of California) action, United States of America ex. rel. Beverly Brown V. Celgene Corp., unsealed February 5, 2014 (the Brown Action), which was denied except with respect to certain state claims. The complaint seeks, among other things, treble damages, civil penalties and attorneys’ fees and costs. We filed our answer to the complaint on August 28, 2014. Fact discovery closed on September 25, 2015. Expert discovery is set to close on June 30, 2016. Summary judgment motions are to be filed with the court by August 29, 2016. No trial date has been set. At this time, we are unable to predict the outcome of this matter or the ultimate legal and financial liability, if any, and cannot reasonably estimate the possible loss or range of loss, if any. We intend to vigorously defend against the claims in the Brown Action.

6.              CMCC: This matter relates to a contractual dispute involving royalty payments. We have previously estimated and disclosed the range of reasonably possible losses related to this lawsuit. This range of reasonably possible losses is reviewed and updated each quarter based on developments, if any, in the litigation. As disclosed in our Q1 Form 10-Q, we have updated the reasonably possible losses to a range of between zero and $156.5 million.

SEC Comment:

Note 19: Geographic and Product Information, page 116

4.                                      Please provide us your analysis under ASC 280-10 for concluding that you apparently have only one reportable segment. In your analysis, please also address how you considered the following in determining your operating segments:

•                  Commercial organizations for hematology, oncology, and inflammation and immunology as identified in the Sales and Commercialization disclosure on page 15.

•                  Global Hematology & Oncology and Global Inflammation & Immunology “franchises” as you refer to them each have a president that reports to the company’s president and chief operating officer as identified on your corporate website.

Celgene Corporation Response:

Celgene is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through next-generation solutions in protein homeostasis, immuno-oncology, epigenetics, immunology and neuro-inflammation. Our business is focused on our key products and research and development activities across global platforms. Assessments of our business performance and resource allocation decisions are made on a compound-by-compound, indication-by-indication basis depending on the science, unmet medical need, global clinical trial results and potential global market opportunities. Several functional areas exist within our business including the following:  a global Hematology/Oncology franchise, a global Inflammation and Immunology franchise, a global Research & Development organization, a global Technical Operations and Manufacturing organization and regional commercial organizations in the United States; Europe, Middle East and Africa; Asia Pacific; Latin America and Canada. Our business is also supported by a global Corporate Operations function that includes Clinical Research & Development Operations, Regulatory Operations, Corporate Medical Affairs, Strategic Sourcing and Information Technology, each reporting to our Chief Operating Officer.

Our single-segment determination is supported by the content of the financial reports regularly provided to our Chief Executive Officer, who is our chief operating decision maker, the global nature of our business activities, our organizational structure, the financial information presented to our Board of Directors and our incentive compensation performance metrics.

ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

a.              It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

b.              Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.               Its discrete financial information is available.

None of our functional areas, including what we refer to as our global franchises and regional commercial organizations, meet all of the above criteria to be deemed an operating segment. Although certain financial information for each functional area is available, and although the global franchises and regional commercial organizations engage in business activities from which revenues may be generated and expenses incurred on behalf of the global organization, our Chief Executive Officer does not use the available financial information for the functional areas to assess business performance as stand-alone enterprises or to make decisions about resource allocation. Additionally, the financial information and other data attributable to our functional areas have limitations, as more fully described below, which render it insufficient as a basis for such decision-making on a segment basis. Instead, our Chief Executive Officer uses consolidated operating results and worldwide net sales by product to assess overall business performance and make decisions about resource allocation. In addition, our Board of Directors receives a financial update at each of its regularly scheduled meetings. The financial information presented to our Board of Directors consists of: (1) worldwide net sales by key product; (2) consolidated profit and loss (“P&L”) statement; and (3) consolidated balance sheet. The Board of Directors only reviews results at the consolidated level and does not review functional area (inclusive of individual global franchise and regional commercial organization) level financial information, except for product sales data.

Financial Reports Regularly Reviewed by our Chief Executive Officer

These reports include the following with both calendar quarter and full-year projected/actual data, as applicable:

•                  Consolidated P&L forecast compared to budget and latest estimate;

•                  Net sales trend reports by product;

•                  Departmental expenses by budget owner compared to budget and latest estimate; and

•                  Consolidated headcount analysis

None of these reports include data at the functional area (inclusive of individual global franchise and regional commercial organization) level. These reports are used by our Chief Executive Officer in reviewing our business performance and making decisions or recommendations to our Board of Directors about overall operating performance and capital budgets, key product strategies, acquisitions and alliances, divestitures, restructurings and cost reduction initiatives, capital structure, compensation measures and other strategic matters. These reports are also reviewed by the senior management team (“Executive Committee”), made up of various department heads and other personnel from our key functions, who meet regularly to focus on major strategic, financial, operational and policy issues that affect Celgene. The Executive Committee is chaired by our Chief Executive Officer. The Board of Directors does not review these reports, but receives the regular financial updates on a consolidated basis described in the section below “Financial Information Presented to our Board of Directors” at each of its regularly scheduled meetings.

Our Chief Executive Officer in his capacity as the chair of the Executive Committee receives a quarterly business update (the “Celgene Management Report”) that includes the following with both calendar quarter and full-year projected/actual data, as applicable:

•                  Operational highlights for the quarter;

•                  Consolidated P&L compared to budget and latest estimate;

•                  Net sales trend reports by product;

•                  Individual global franchise information compared to budget and latest estimate;

•                  Departmental expenses by budget owner compared to budget and latest estimate with operational comments;

•                  Headcount analysis by budget owner compared to budget;

•                  Individual regional commercial organization information compared to budget and latest estimate; and

•                  Other (consolidated listing of significant capital projects, consolidated summary balance sheet information, consolidated summary cash flow information, receivables/days sales outstanding for significant markets, etc.)

The above mentioned financial information does include data at the specific functional area level listed above (individual global franchise and regional commercial organization). To generate this data, we attribute, where applicable, revenues and cost of goods sold to the respective functional areas (individual global franchise and regional commercial organization). Expenses are captured in our financial system as follows:

•                  The majority of commercial expenses are captured at the functional area level listed above (individual global franchise and regional commercial organization). Minimal commercial expenses are incurred by the other global support functions (including global Corporate Operations) and only a portion thereof are allocated to the functional areas listed above (individual global franchise and regional commercial organization).

•                  The majority of the remaining expenses (research & development, general and administrative and miscellaneous expenses) are incurred by the other global support functions (including global Corporate Operations) and only a fraction of such expenses are allocated to the functional areas listed above (individual global franchise and regional commercial organization).

As a result of these data limitations, the informational value is greatest at the gross profit and commercial contribution levels (gross profit less commercial expenses), therefore while some discrete financial information is available at the functional area (inclusive of individual global franchise and regional commercial organization) level, it is not sufficient to assess overall business performance and make decisions about resource allocation.

We believe that none of our functional areas, including what we refer to as our global franchises and regional commercial organizations, possess all of the attributes of the three characteristics of operating segments described in ASC 280-10-50-1, and therefore we conclude that our business is a single operating segment. Further, given the inherent limitations described above regarding the informational data capture about each global franchise and regional commercial organization presented to our Chief Executive Officer, such information is not used by him to assess business performance on a franchise or individual organizational basis or to allocate resources. ASC 280-10-50-6 also provides that “if the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.” We believe that these other factors further support our conclusion that our business is a single operating segment.

Nature of our Business Activities

Our business activities include the discovery, development, manufacturing, marketing, distribution and sale of innovative medicines. We have a globally-managed business, which is reflected throughout our operations. This may be illustrated with our research & development pipeline, which is critical to our long-term prospects and future competitiveness. Decisions about whether to move programs into the next stage of development are made on a compound-by-compound, indication-by-indication basis depending on the science, unmet medical need, global clinical trial results and potential global market opportunities. Our development and regulatory filings strategy is also determined on a global basis, as evidenced by our decision to submit regulatory filings for potential new product approvals in multiple countries. Additionally, our global Technical Operations and Manufacturing organization, which supports all of our current and any possible future franchises, manufactures and distributes all of our products in shared facilities via a single set of global resources and processes.

Organizational Structure

The heads of our global Hematology/Oncology franchise, global Inflammation and Immunology franchise, global Technical Operations and Manufacturing organization, global commercialization organization and regional commercial organizations, as well as the global Corporate Operations group, report to our Chief Operating Officer. The heads of our global Research & Development, global Legal, global Human Resources, global Finance, global Compliance, Corporate Affairs/Market Access, as well as our Chief Operating Officer, all report to our Chief Executive Officer.

According to ASC-280-10-50-7, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” This guidance supports our assertion that the heads of our global Hematology/Oncology franchise, global Inflammation and Immunology franchise and regional commercial organizations are not segment managers because none of them report directly to, and are therefore not directly accountable to, the Chief Executive Officer. Additionally, the heads of such organizations do not qualify as segment managers since certain functions that are critical to their organizations are managed globally across the functional areas. Further, any discussions regarding functional area (inclusive of individual global franchise and regional commercial organization) level financial information or forecast that occur at Executive Committee meetings are generally with regard to net sales and never beyond commercial contribution due to inherent data limitations.

Financial Information Presented to our Board of Directors

As mentioned earlier, the financial information presented to our Board of Directors consists of:

•                  Worldwide net sales by key product;

•                  Consolidated P&L statement; and

•                  Consolidated balance sheet

The Board of Directors only reviews results at the consolidated level and does not review functional area (inclusive of individual global franchise and regional commercial organization) level financial information, except for product sales data.

Incentive Compensation Performance Metrics

In addition, under our incentive compensation plans, the performance metrics that fund the bonus pool for all employees, including the heads of our global franchises are based on consolidated financial measures. In each of the last three years, as disclosed in our Definitive Proxy Statements on Schedule 14A, these performance metrics have been based on consolidated non-GAAP net sales, consolidated non-GAAP diluted earnings per share and non-financial global strategic targets. Certain groups of employees may also have a portion of their incentive compensation based on their global franchise and/or regional commercial organization results. The performance metrics that fund this portion of the bonus pool are generally based upon net sales and never beyond commercial contribution due to inherent data limitations.

Conclusion

As described above, and in accordance with ASC 280, we have determined that our business is a single operating segment. The Chief Executive Officer uses global financial results and non-financial science-based factors to allocate resources and assess business performance. This single operating segment determination is further supported by the global nature of our business activities, our organizational structure, the financial information presented to our Board of Directors and our incentive compensation performance metrics.

We have also considered the overall objective of segment disclosures set forth in ASC-280-10-10-1, which is to provide information about different types of business activities and different economic environments to help users of financial statements: (a) better understand an entity’s performance; (b) better assess its prospects for future cash flows; and (c) make more informed judgments about the entity as a whole. Our global Hematology/Oncology franchise, global Inflammation and Immunology franchise and regional commercial organizations share many operating characteristics such as the nature of products sold, production processes, and customers served, distribution methods and regulatory environments. Our business performance and prospects for future cash flows are heavily dependent on key product sales performance and research and development activities across global platforms. We believe that our current disclosures on key product and pipeline developments, collaborations, revenues by product, revenues by geographic area and consolidated costs and expenses provide investors with the information they need to understand and assess our performance and future prospects, while also reflecting how our management views and operates our business.

SEC Comment:

Part III, page 120

5.                                      Please note that we will review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not complete our review of your filing until we have had the opportunity to resolve any resulting comments.

Celgene Corporation Response:

We acknowledge the Staff’s intent to review the Part III information that is contained in our definitive proxy statement filed on April 28, 2016 and incorporated by reference into our 2015 Form 10-K.

* * * * *

In connection with responding to the Comment Letter, we acknowledge that:  (1) We are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) We may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any further questions regarding the matters addressed in this letter, I can be reached at (908) 673-9811, and if I am not available, please contact Anthony Guzzo, Celgene’s Vice President, Corporate Controller, at (908) 219-0525.

Very truly yours,

/s/ Peter N. Kellogg

Peter N. Kellogg
Executive Vice President
Chief Financial Officer

cc:  Anthony Guzzo

Exhibit A

CELGENE CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16. Legal Proceedings~~:~~

Like many companies in our industry, we have from time to time received inquiries and subpoenas and other types of information requests from government authorities and others and we have been subject to claims and other actions related to our business activities. While the ultimate outcome of investigations, inquiries, information requests and legal proceedings is difficult to predict, adverse resolutions or settlements of those matters may result in, among other things, modification of our business practices, product recalls, costs and significant payments, which may have a material adverse effect on our results of operations, cash flows or financial condition.

Pending patent proceedings include challenges to the scope, validity and/or enforceability of our patents relating to certain of our products, uses of products or processes. Further, we are subject to claims of third parties that we infringe their patents covering products or processes. Although we believe we have substantial defenses to these challenges and claims, there can be no assurance as to the outcome of these matters and an adverse decision in these proceedings could result in one or more of the following: (i) a loss of patent protection, which could lead to a significant reduction of sales that could materially affect future results of operations, (ii) our inability to continue to engage in certain activities, and (iii) significant liabilities, including payment of damages, royalties and/or license fees to any such third party.

Among the principal matters pending are the following:

Patent Related Proceedings:

REVLIMID®: ~~We received Notice Letters, dated August 30, 2010, June 12, 2012 and April 3, 2014 from Natco Pharma Limited of India (Natco) notifying us of Natco’s Abbreviated New Drug Application (ANDA), which contain Paragraph IV certifications against certain of Celgene’s patents that are listed in the FDA Approved Drug Products With Therapeutic Equivalence Evaluations (the “Orange Book”) for REVLIMID® (lenalidomide). Natco’s Notice Letters were sent in connection with its filing of an ANDA seeking permission from the FDA to market a generic version of 25mg, 15mg, 10mg and 5mg REVLIMID® capsules. We filed separate infringement actions (which were subsequently consolidated) in the United States District Court for the District of New Jersey against Natco, Natco’s U.S. partner, Arrow International Limited (Arrow), and Arrow’s parent company, Watson Laboratories, Inc. (Watson, a wholly-owned subsidiary of Allergan plc (formerly known as Actavis, Inc.) and formerly known as Watson Pharmaceuticals, Inc.) (Natco, Arrow and Watson are collectively referred to hereinafter as “Natco”).~~

~~On December 22, 2015, we announced the settlement of the litigations with Natco. As part of the settlement, the parties filed Consent Judgments with the District Court that enjoin Natco from marketing generic lenalidomide before the April 2027 expiration of Celgene’s last-to-expire patent listed in the Orange Book for REVLIMID®. We agreed to provide Natco with a license to Celgene’s patents required to manufacture and sell an unlimited quantity of generic lenalidomide in the United States beginning on January 31, 2026. In addition, Natco will receive a volume-limited license to sell generic lenalidomide in the United States commencing in March 2022. The volume limit is expected to be a mid-single-digit percentage of the total lenalidomide capsules dispensed in the United States during the first year of entry. The volume limitation is expected to increase gradually each 12 months until March 2025, and is not expected to exceed one-third of the total lenalidomide capsules dispensed in the U.S. in the final year of the volume-limited license. Natco’s ability to market generic lenalidomide in the U.S. will be contingent on its obtaining approval of an Abbreviated New Drug Application. The settlement agreement has been submitted to the Federal Trade Commission for review.~~

 In 2012, our European patent EP 1667682 (the ~~“~~’682 patent~~”)~~) relating to certain polymorphic forms of lenalidomide expiring in 2024 was opposed in a proceeding before the European Patent Office (EPO) by Generics (UK) Ltd. and Teva Pharmaceutical Industries Ltd. On July 21, 2015, the EPO determined, based primarily on procedural grounds, that the ’682 patent was not valid. Celgene appealed the EPO ruling to the EPO Board of Appeal, which stays any revocation of the patent until the appeal is finally adjudicated. No appeal hearing date has been set. We do not anticipate a decision from the EPO Board of Appeal for several years and intend to vigorously defend all of our intellectual property rights.

1

CELGENE CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2010, Celgene’s European patent EP1505973 (the ~~“~~’973 patent~~”)~~) relating to certain uses of lenalidomide expiring in 2023 was opposed in a proceeding before the EPO by Synthon B.V. and an anonymous party. On February 25, 2013, the EPO determined that the ’973 patent was not valid. Celgene appealed the EPO ruling to the EPO Board of Appeal, which stays any revocation of the patent until the appeal is finally adjudicated. No appeal hearing date has been set. We do not anticipate a decision from the EPO Board of Appeal for several years and intend to vigorously defend all of our intellectual property rights.

We believe that our patent portfolio for lenalidomide in Europe, including the composition of matter patent which expires in 2022, is strong and defensible. Although we believe that we will prevail in the EPO proceedings, in the event these patents are found not to be valid, we expect that we will still have patent protection in the EU for lenalidomide through at least 2022.

THALOMID® and REVLIMID®: On October 2, 2013, Andrulis Pharmaceuticals Corporation (Andrulis) filed a lawsuit against us in the United States District Court for the District of Delaware claiming infringement of U.S. Patent No. 6,140,346 (“the ’346 patent”). Andrulis alleges that we are liable for infringement of one or more claims of the ’346 patent, which covers the use of THALOMID® (and, as asserted by Andrulis, REVLIMID®) in combination with an alkylating agent (e.g., melphalan) to treat cancers. Andrulis is seeking an unspecified amount of damages, attorneys’ fees and injunctive relief. We disagree with Andrulis’ allegations and intend to vigorously defend against this infringement suit. On January 30, 2014, we filed a motion to dismiss Andrulis’ amended complaint. On April 11, 2014, the court denied our motion in part and granted our motion in part, dismissing two of Andrulis’ four infringement claims without leave to amend. We filed an answer to the remaining claims on April 25, 2014. In February 2015, we filed a partial summary judgment motion.

The court held hearings on claim construction and on the partial summary judgment motion on May 27, 2015 and May 28, 2015, respectively. On June 26, 2015, the court issued its claim construction ruling and held that certain claim terms were indefinite. On July 28, 2015, the court entered final judgment in favor of Celgene. On August 27, 2015, Andrulis filed a notice of appeal to the United States Court of Appeals for the Federal Circuit on the final judgment and its indefiniteness and claim construction rulings. Plaintiff’s opening brief was filed on December 2, 2015 and our response ~~is due~~was filed on February 16, 2016. No hearing date has been scheduled.

ISTODAX® (romidepsin): ~~We~~ On May 28, 2015 , we received a Notice Letter ~~dated March 17, 2014~~ from ~~Fresenius Kabi~~Teva Pharmaceuticals USA, ~~LLC ( Fresenius~~Inc. (Teva) notifying us of ~~Fresenius’s~~ Teva’s Abbreviated New Drug Application (ANDA) that seeks approval from the FDA to market a generic version of romidepsin for injection. The Notice Letter contains Paragraph IV certifications against U.S. Patent Nos. 7,608,280 and 7,611,724 (the ’280 and ’724 patents) that are listed in the Orange Book for ISTODAX®.

~~On April 30, 2014, Celgene and Astellas Pharma Inc. (Astellas), filed an infringement action in the United States District Court for the District of Delaware against Fresenius.~~

~~Celgene and Astellas have reached an agreement to settle all claims and counterclaims with Fresenius. Under the terms of the settlement agreement, which was approved by the court, the parties have stipulated to dismiss the case and Celgene will provide Fresenius a non-exclusive, royalty-free sublicense to manufacture and market the Fresenius generic product as of February 1, 2018. The settlement agreement has been submitted to the Federal Trade Commission for review.~~

~~On August 4, 2014, we received a Notice Letter from InnoPharma, Inc. (InnoPharma) notifying us of Innopharma’s ANDA that seeks approval from the FDA to market a generic version of romidepsin for injection. The Notice Letter contains Paragraph IV certifications against the ’280 and ’724 patents.~~

~~On September 12, 2014, we and Astellas, filed an infringement action in the United States District Court for the District of Delaware against InnoPharma.~~

2

CELGENE CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

~~Celgene and Astellas have reached an agreement to settle all claims and counterclaims with InnoPharma. Under the terms of the settlement agreement, which was approved by the court, the parties have stipulated to dismiss the case. In addition, Celgene will provide InnoPharma a non-exclusive, royalty-free sublicense to manufacture and market the InnoPharma generic product at a date after February 1, 2018 and prior to the expiration of the ’280 and ’724 patents. The settlement agreement has been submitted to the Federal Trade Commission for review.~~

~~On May 28, 2015, we received a Notice Letter from Teva Pharmaceuticals USA, Inc. (Teva) notifying us of Teva’s ANDA that seeks approval from the FDA to market a generic version of romidepsin for injection. The Notice Letter contains Paragraph IV certifications against the ’280 and ’724 patents.~~

On July 10, 2015, we and Astellas Pharma Inc. (Astellas) filed an infringement action in the United States District Court for the District of Delaware against Teva. In its answer and ~~counterclaim~~counterclaims, Teva asserts that the ’280 and ’724 patents are invalid and/or not infringed by its proposed generic products. As a result of the filing of our action, the FDA cannot grant final approval of Teva’s ANDA until the earlier of (i) a final decision that each of the patents is invalid and/or not infringed; or (ii) November 28, 2017. ~~Fact discovery is set to close on August 9, 2016. A claim construction hearing is scheduled for August 23, 2016. Expert discovery is set to close on April 18, 2017 and trial is scheduled to begin on June 19, 2017.~~

On October 30, 2015, we received a Notice Letter from Teva notifying us of Teva’s New Drug Application (NDA) pursuant to FDC Act § 505(b)(3)(D)(i) seeking approval to engage in the commercial manufacture, use or sale of romidepsin for injection. The Notice Letter contains Paragraph IV certifications against the ’280 and ’724 patents.

On December 10, 2015, we and Astellas filed an infringement action in the United States District Court for the District of Delaware against Teva. In its answer and counterclaims, Teva asserts that the ’280 and ’724 patents are invalid and/or not infringed by its proposed products. As a result of the filing of our action, the FDA cannot grant final approval of Teva’s NDA until the earlier of (i) a final decision that each of the patents is invalid and/or not infringed; or (ii) April 30, 2018.

On March 2, 2016, the cases were consolidated. Fact discovery is set to close on August 31, 2016. A claim construction hearing is scheduled for August 23, 2016. Expert discovery is set to close on April 18, 2017 and trial is scheduled to begin on June 19, 2017.

THALOMID® (thalidomide):  We received a Notice Letter dated December 18, 2014 from Lannett Holdings, Inc. (Lannett) notifying us of Lannett’s ANDA which contains Paragraph IV certifications against U.S. Patent Nos. 5,629,327; 6,045,501; 6,315,720; 6,561,976; 6,561,977; 6,755,784; 6,869,399; 6,908,432; 7,141,018; 7,230,012; 7,435,745; 7,874,984; 7,959,566; 8,204,763; 8,315,886; 8,589,188; and 8,626,531 that are listed in the Orange Book for THALOMID ® (thalidomide). Lannett is seeking to market a generic version of 50mg, 100mg, 150mg and 200mg of THALOMID® capsules.

On January 30, 2015, we filed an infringement action against Lannett in the United States District Court for the District of New Jersey. As a result of the filing of our action, the FDA cannot grant final approval of Lannett’s ANDA until the earlier of (i) a final decision that each of the patents is invalid, unenforceable, and/or not infringed; or (ii) June 22, 2017. On March 27, 2015, Lannett filed a motion to dismiss our complaint for lack of personal jurisdiction and we filed a response to the motion on April 20, 2015. A hearing was held on July 27, 2015 and the Court decided to administratively terminate the motion to dismiss in order to allow us to conduct jurisdictional discovery. On November 17, 2015, Lannett withdrew its motion to dismiss.

On December 8, 2015, Lannett filed an answer and counterclaims asserting that the patents-in-suit are invalid, unenforceable, and/or not infringed and on January 19, 2016 we filed a reply to Lannett’s counterclaims. ~~The court has not yet entered a schedule for discovery~~On April 18, 2016, Lannett amended its answer to narrow the scope of its unenforceability counterclaims. Our reply to Lannett’s amended answer is due on May 12, 2016. Fact discovery is currently set to close on January 20, 2017. Markman briefing is currently scheduled to be completed on December 20, 2016. The Court has not yet set dates for a Markman hearing, close of expert discovery, or trial.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ABRAXANE® (paclitaxel protein-bound particles for injectable suspension) (albumin bound): We received a Notice Letter dated February 23, 2016 from Actavis LLC (Actavis) notifying us of Actavis’s ANDA which contains Paragraph IV certifications against U.S. Patent Nos. 7,820,788; 7,923,536; 8,138,229; and 8,853,260 that are listed in the Orange Book for ABRAXANE®. Actavis is seeking to manufacture and market a generic version of ABRAXANE® (paclitaxel protein-bound particles for injectable suspension) (albumin bound) 100 mg/vial.

On April 6, 2016, we filed an infringement action against Actavis in the United States District Court for the District of New Jersey. As a result of the filing of our action, the FDA cannot grant final approval of Actavis’s ANDA until the earlier of (i) a final decision that each of the patents is invalid, unenforceable, and/or not infringed; or (ii) August 24, 2018. Actavis has yet to file its Answer and no scheduling order has been entered. At this time, we cannot predict the ultimate outcome of this lawsuit. We intend to vigorously defend our patent rights.

Proceedings involving the USPTO:

Under the America Invents Act (AIA), any person may seek to challenge an issued patent by petitioning the United States Patent and Trademark Office (USPTO) to institute a post grant review. On April 23, 2015, we were informed that Coalition for Affordable Drugs VI LLC filed petitions for Inter Partes Review (IPRs) challenging the validity of Celgene’s patents US 6,045,501 and US 6,315,720 covering certain aspects of our REMS program. On October 27, 2015, the USPTO Patent Trial and Appeal Board (PTAB) instituted IPR proceedings relating to these patents. An oral hearing has been scheduled for July 21, 2016 and a decision is expected by October 27, 2016.

In accordance with the requirements of the AIA, we expect final decisions from the PTAB not later than one year after the institution of the IPRs. Any patent claim the PTAB determines to be unpatentable is stricken from the challenged patent. Any party may appeal final written decisions of the PTAB to the United States Court of Appeals for the Federal Circuit. We intend to continue to vigorously defend our patent claims.

Other Proceedings:

In 2009, we received a Civil Investigative Demand (CID) from the U.S. Federal Trade Commission (FTC) seeking documents and other information relating to requests by manufacturers of generic drugs to purchase our patented REVLIMID® and THALOMID® brand drugs in order for the FTC to evaluate whether there may be reason to believe that we have engaged in unfair methods of competition. In 2010, the State of Connecticut issued a subpoena referring to the same issues raised by the 2009 CID. Also in 2010, we received a second CID from the FTC relating to this matter. We continue to cooperate with the FTC and State of Connecticut investigations.

On April 3, 2014, Mylan Pharmaceuticals Inc. (Mylan) filed a lawsuit against us in the United States District Court for the District of New Jersey alleging that we violated various federal and state antitrust and unfair competition laws by allegedly refusing to sell samples of our THALOMID® and REVLIMID® brand drugs so that Mylan can conduct the bioequivalence testing necessary for ANDAs to be submitted to the FDA for approval to market generic versions of these products. Mylan is seeking injunctive relief, damages and declaratory judgment. We filed a motion to dismiss Mylan’s complaint on May 25, 2014. Mylan filed its opposition to our motion to dismiss on June 16, 2014. The Federal Trade Commission filed an amicus curiae brief in opposition to our motion to dismiss on June 17, 2014. On December 22, 2014, the court granted Celgene’s motion to dismiss (i) Mylan’s claims based on Section 1 of the Sherman Act (without prejudice), and (ii) Mylan’s claims arising under the New Jersey Antitrust Act. The court denied our motion to dismiss the rest of the claims which primarily relate to Section 2 of the Sherman Act. On January 6, 2015 we filed a motion to certify for interlocutory appeal the order denying our motion to dismiss with respect to the claims relating to Section 2 of the Sherman Act, which appeal was denied by the United State Court of Appeals for the Third Circuit on March 5, 2015. On January 20, 2015, we filed an answer to Mylan’s complaint. Fact discovery ~~is set to close~~closed on

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

April 8, 2016 and expert discovery is set to be completed by October 24, 2016. No trial date has been set. We intend to vigorously defend against Mylan’s claims.

In 2011, the United States Attorney’s Office for the Central District of California informed us that they were investigating possible off-label marketing and improper payments to physicians in connection with the sales of THALOMID® and REVLIMID®. In 2012, we learned that two other United States Attorneys’ offices (the Northern District of Alabama and the Eastern District of Texas) and various state Attorneys General were conducting related investigations. In February 2014, three civil qui tam actions related to those investigations brought by three former Celgene employees on behalf of the federal and various state governments under the federal false claims act and similar state laws were unsealed after the United States Department of Justice (DOJ) declined to intervene in any of these actions. The DOJ retains the right to intervene in these actions at any time. Additionally, while several states have similarly declined to intervene in some of these actions, they also retain the right to intervene in the future. The plaintiffs in the Northern District of Alabama and Eastern District of Texas actions have voluntarily dismissed their cases. On April 25, 2014, we filed a motion to dismiss the complaint in the remaining (Central District of California) action, United States of America ex. rel. Beverly Brown V. Celgene Corp., unsealed February 5, 2014 (the Brown Action), which was denied except with respect to certain state claims. The complaint seeks, among other things, treble damages, civil penalties and attorneys’ fees and costs. We filed our answer to the complaint on August 28, 2014. Fact discovery closed on September 25, 2015. ~~On January 21, 2016, the court vacated the expert~~ Expert discovery ~~deadline.~~is set to close on June 30, 2016. Summary judgment motions are to be filed ~~jointly~~ with the court by ~~April 18~~August 29, 2016. No trial date has been set. At this time, we are unable to predict the outcome of this matter or the ultimate legal and financial liability, if any, and cannot reasonably estimate the possible loss or range of loss, if any. We intend to vigorously defend against the claims in the Brown Action.

In February 2014, we received a letter purportedly on behalf of a stockholder demanding access to certain books and records of the Company for the purpose of investigating matters pertaining to the Brown Action. The Company complied with the demand, as modified through negotiation with counsel for the purported stockholder. In July 2014, we received a letter purportedly on behalf of two stockholders (one of which was referenced in the February 2014 letter) that demands, primarily on the basis of the allegations in the Brown Action, that our board of directors take action on the Company’s behalf to correct alleged deficiencies in the Company’s internal controls and to recover from current and past directors and officers damages those stockholders allege to have resulted from breaches of fiduciary duties related to the matters alleged in the Brown Action (the Demand). Our Board formed a Demand Investigation Committee, and with the assistance of independent counsel retained by it, the Demand Investigation Committee considered the issues raised in the stockholders’ letter. In October 2015, the Demand Investigation Committee reported to the Board of Directors, and the Board of Directors accepted the Committee’s recommendation, that the Company take no action at this time, legal or otherwise, in response to the stockholders’ demands. In November 2015, we received another letter purportedly on behalf of the same two stockholders that demands access to certain books and records of the Company for the purpose of investigating whether the Demand was wrongfully refused, the independence, good faith and due care of the Demand Investigation Committee, and whether the Demand Investigation Committee conducted a reasonable investigation of the Demand. ~~The Company is in the process of responding to this latest~~On February 22, 2016, the Company produced additional documents pursuant to the November 2015 letter.

In November 2014, we received another letter purportedly on behalf of a stockholder demanding access to certain books and records of the Company for the purpose of investigating matters pertaining to the Brown Action. The Company complied with the demand, as modified through negotiation with counsel for the purported stockholder, and in November 2015 the stockholder filed a complaint in Delaware Chancery Court asserting derivative claims on behalf of the Company against eight current, and four former members of the Board of Directors. The complaint alleges, largely on the basis of allegations in the Brown Action, that the defendant directors breached their fiduciary duties by allowing the Company to engage in unlawful activity in its marketing of THALOMID ® and REVLIMID~~,~~®, and seeks from the defendant directors unspecified damages, including Celgene’s costs of defending against government and civil investigations and lawsuits and alleged reputational harm, and disgorgement of compensation paid to the defendant directors. On January 22, 2016, the Company filed a motion to dismiss the complaint on the basis that prior to filing the complaint asserting derivative claims the plaintiff was required under Delaware law and failed to demand that our board of directors take action on the Company’s behalf. ~~Oral argument on the motion has not yet been~~

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

~~scheduled~~On March 21, 2016, plaintiff filed an amended complaint. On April 5, 2016, the Company filed a motion to dismiss the amended complaint. A schedule for briefing and oral argument has not been set.

On June 7, 2013, Children’s Medical Center Corporation (CMCC) filed a lawsuit against us in the Superior Court of the Commonwealth of Massachusetts alleging that our obligation to pay a 1% royalty on REVLIMID® net sales revenue and a 2.5% royalty on POMALYST®/IMNOVID® net sales revenue under a license agreement entered into in December 2002 extended beyond February 28, 2013 and that our failure to make royalty payments to CMCC subsequent to February 28, 2013 breached the license agreement. CMCC is seeking unspecified damages and a declaration that the license agreement remains in full force and effect. In July 2013, we removed these proceedings to the United States District Court for the District of Massachusetts. On August 5, 2013, we filed an answer to CMCC’s complaint and a counterclaim for declaratory judgment that our obligations to pay royalties have expired. On August 26, 2013, CMCC filed an answer to our counterclaim.

On July 8, 2014, CR Rev Holdings, LLC ~~(“~~(CR Rev~~”)~~) filed a complaint against Celgene in the same action. CR Rev alleges that CMCC sold and assigned a substantial portion of the royalty payments owed by Celgene on the sale of REVLIMID® to CR Rev. CR Rev has alleged causes of action with respect to REVLIMID® identical to those alleged by CMCC, and seeks unspecified damages and a declaration that the license agreement is still in effect.

Discovery in this matter has been completed. On August 4, 2015, Plaintiffs filed a motion for summary judgment on certain claims, including breach of contract, declaratory judgment and, with respect to Celgene’s counterclaims, patent misuse. Oral argument on the motion was held on October 21, 2015. ~~No trial date has as yet been set by the court.~~

On February 23, 2016, the Magistrate Judge issued a Report and Recommendation that the Court allow-in-part and deny-in-part the plaintiffs’ motion for summary judgment. The Magistrate Judge recommended to the Court to allow royalties on sales of REVLIMID® during the period from March 1, 2013 through May 11, 2016, and to deny the remainder of plaintiffs’ motion, including seeking royalties on sales of POMALYST®/IMNOVID®. On March 8, 2016, we filed objections to the Report and Recommendation. No trial date has been set by the court.

We intend to vigorously defend against CMCC’s and CR Rev’s claims. As of ~~December~~March 31, ~~2015~~2016, we consider the range of reasonably possible loss relating to this lawsuit to be between zero and $ ~~141.3~~156.5 million, with the high end of the range being the royalty payments on REVLIMID® we would have made to CMCC under the license agreement through ~~December~~March 31, ~~2015~~2016, if our obligation to pay royalties remained in effect. CMCC contends that our royalty obligation continues on net sales of REVLIMID®, as well as POMALYST®/IMNOVID®, at least until May 2016. If CMCC prevails, we may be obligated to continue to pay royalties on sales for periods after ~~December~~March 31, ~~2015~~2016.

~~On October 2, 2014, a complaint was filed in Delaware Chancery Court by a stockholder asserting derivative claims on behalf of the Company against the non-employee members of the Board of Directors. The complaint, as subsequently amended, alleged that equity grants made to non-employee directors in 2012, 2013 and 2014 were excessive compared to the equity grants to directors of peer companies, and that the award of such allegedly excessive compensation constituted a breach of fiduciary duty, waste of corporate assets, and unjust enrichment. On September 14, 2015, the parties agreed to settle all claims in the case, subject to the Chancery Court’s approval of the settlement. The settlement was approved by the court in December 2015. The settlement provides prospective relief only, setting limits on equity grants to non-employee directors for at least four years and requiring certain changes in the charter of the Board’s compensation committee and certain disclosures concerning non-employee director compensation.~~

On November 7, 2014, the International Union of Bricklayers and Allied Craft Workers Local 1 Health Fund (IUB) filed a putative class action lawsuit against us in the United States District Court for the District of New Jersey alleging that we violated various state antitrust, consumer protection, and unfair competition laws by (a) allegedly securing an exclusive supply contract with Seratec S.A.R.L. so that Barr Laboratories ~~(“~~(Barr ~~“)~~) allegedly could not secure its own supply of thalidomide active pharmaceutical ingredient; (b) allegedly refusing to sell samples of our THALOMID® and REVLIMID® brand drugs to Mylan

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pharmaceuticals, Lannett Company, and Dr. Reddy’s Laboratories so that those companies can conduct the bioequivalence testing necessary for ANDAs to be submitted to the FDA for approval to market generic versions of these products; and (c) allegedly bringing unjustified patent infringement lawsuits against Barr and Natco Pharma Limited in order to allegedly delay those companies from obtaining approval for proposed generic versions of THALOMID® and REVLIMID®. IUB, on behalf of itself and a putative class of third party payers, is seeking injunctive relief and damages. On February 6, 2015, we filed a motion to dismiss IUB’s complaint. On March 3, 2015, the City of Providence (“Providence”) filed a similar putative class action making similar allegations. Both IUB and Providence, on behalf of themselves and a putative class of third party payers, are seeking injunctive relief and damages. Providence agreed that the decision in the motion to dismiss IUB’s complaint would apply to the identical claims in Providence’s complaint. A supplemental motion to dismiss Providence’s state law claims was filed on April 20, 2015. On October 30, 2015, the court denied our motion to dismiss on all grounds.

Celgene filed its Answer to the IUB and Providence complaints on January 11, 2016. The completion of fact discovery and expert discovery is scheduled for August 1, 2017 and December 15, 2017, respectively. No trial date has been set. We intend to vigorously defend against IUB’s claims.

On July 20, 2015, a putative class action lawsuit, Scott v. Receptos, Inc., related to our acquisition of Receptos, was commenced by the filing of a complaint in the Court of Chancery for the State of Delaware, Case No. 11316, against Receptos, members of the Receptos Board, Celgene and Celgene’s wholly-owned subsidiary, Strix Corporation, which is a party to the acquisition agreement. Four other complaints, Cacioppo v. Hasnain and Rosenberg v. Receptos, Inc. (Cases Nos. 11324 and 11325) filed on July 23, and Kadin v. Receptos, Inc., filed on July 27 (Case No. 11337), and Rockaway v. Hasnain (Case No. 11346) filed on July 28, 2015 raise similar putative class claims in the Court of Chancery for the State of Delaware against some or all of Receptos, members of the Receptos Board, Celgene, and Strix Corporation. These complaints generally allege breaches of fiduciary duty by members of the Receptos Board in connection with the Merger Agreement. In the Scott, Rosenberg and Kadin actions, the plaintiffs also allege that Celgene and Strix Corporation aided and abetted the purported breaches of fiduciary duty. On August 17, 2015, all parties to these actions entered into a Memorandum of Understanding (MOU), which sets forth the parties’ agreement in principle for a settlement of the actions. ~~The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for a global release of claims relating to the acquisition as set forth in the MOU. The claims will not be released until such stipulation of settlement is approved by the Court of Chancery of the State of Delaware. Although the parties are in the process of negotiating the terms of the stipulation of settlement, there can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement did not affect the consideration received by Receptos’ stockholders in connection with the acquisition. As part of the settlement, Receptos agreed to make certain additional disclosures related to the acquisition.~~

As part of the proposed settlement, prior to the closing, Receptos made certain additional disclosures related to the acquisition. The parties have since terminated settlement discussions. Plaintiff voluntarily dismissed the action without prejudice to plaintiff’s right to seek an award of attorneys’ fees. The briefing for plaintiff’s motion for attorneys’ fees is to be completed by June 29, 2016. Oral argument on the motion for attorneys’ fees will be held on July 21, 2016.

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